UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2020

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

On May 7, 2020, Celyad SA (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Filippo Petti, contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on May 7 2020

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and Nasdaq: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced an update on operational developments for the first quarter ended March 31, 2020.

“I am extremely proud of our team’s dedication and focus over the past few months in progressing the development of our exciting CAR-T therapies during the COVID-19 pandemic. As a result of their efforts, we’ve continued to advance our programs, bringing us closer to several key milestones associated with our clinical and preclinical programs over the course of 2020. Specifically, we anticipate announcing additional data from our CYAD-101 alloSHRINK Phase 1 trial at ASCO, and filing the IND application for our lead shRNA-based allogeneic candidate CYAD-211 over the next few months, as well as providing a clinical update on our relpased/refractory AML and MDS program in the second half of the year,” commented Filippo Petti, CEO of Celyad.

First Quarter 2020 and Recent Business Updates

•

Initiation of the Phase 1 CYCLE-1 trial evaluating the next-generation autologous NKG2D receptor CAR-T candidate, CYAD-02, for the treatment of relapsed/refractory (r/r) acute myeloid leukemia (AML) and myleodysplastic syndromes (MDS);

•	Appointment of Dr. Stephen Rubino as Chief Business Officer as part of the strategic evolution of the management team;

•	Appointment of Dr. Maria Koehler and Mr. Dominic Piscitelli to Board of Directors;

•

Scheduled to present an update on the allogeneic NKG2D receptor CAR-T candidate, CYAD-101, for the treatment of refractory metastatic colorectal cancer (mCRC) at 2020 American Society of Clinical Oncology (ASCO) Virtual Scientific Program on May 29 – 31.

First Quarter 2020 Financial Review

The Company ended first quarter 2020 with a treasury position of €33.8 million ($37.3 million). Net cash burn over the first quarter of 2020 amounted to €5.5 million, which is in line with expectations. The Company confirms its previous guidance that its treasury position should be sufficient to fund operating expenses and capital expenditure requirements, based on the current scope of activities, through first half 2021.

Update on Clinical and Preclinical Programs

CYAD-01 – Autologous NKG2D CAR-T for r/r AML and MDS

The Company’s first-in-class NKG2D CAR-T clinical candidate CYAD-01 continues to advance in Phase 1 trials for the treatment of patients with r/r AML and MDS. During the first quarter of 2020, the Company began recruitment within the expansion cohort of the Phase 1 THINK trial evaluating monotherapy CYAD-01. As reported in March 2020, the Company expects to announce preliminary data from CYAD-01 produced with OptimAb manufacturing process, including the expansion cohort of the Phase 1 THINK trial and the dose-escalation Phase 1 DEPLETHINK trial in the second half of 2020.

CYAD-02 – Autologous NKG2D CAR-T for r/r AML and MDS

In January 2020, the Company announced the first patient was dosed in the Phase 1 dose-escalation CYCLE-1 trial evaluating CYAD-02 for the treatment of r/r AML and MDS. In April, the Company began enrollment in the second dose cohort of the trial. The CYCLE-1 trial is assessing the safety and clinical activity of a single infusion of CYAD-02 produced with the OptimAb manufacturing process following preconditioning chemotherapy with cyclophosphamide and fludarabine.

CYAD-101 – Allogeneic TIM-based, NKG2D CAR-T for mCRC

The Company’s allogeneic clinical candidate, CYAD-101, which incorporates the non-gene edited T-cell receptor inhibitory molecule (TIM) technology, continues to advance in the Phase 1 alloSHRINK trial. Preliminary data to date has demonstrated no evidence of graft-versus-host disease (GvHD), no dose-limiting toxicity and promising early signals of clinical activity. Based on the initial data, the Company plans to progress to an expansion cohort of the trial to further evaluate CYAD-101 in refractory mCRC patients. The Company expects to report additional data from the dose-escalation segment of the CYAD-101 alloSHRINK Phase 1 trial at the 2020 ASCO Virtual Scientific Program on May 29 – 31.

CYAD-211 – Allogeneic shRNA-based, BCMA CAR-T for r/r MM

CYAD-211 is the lead program from the Company’s CYAD-200 series of proprietary non-gene edited allogeneic short hairpin (shRNA)-based CAR-T candidates. CYAD-211 targets the B-cell maturation antigen (BCMA) for the treatment of relapsed/refractory multiple myeloma (r/r MM).

Upcoming Milestones

•	Report additional data from dose-escalation segment of CYAD-101 Phase 1 alloSHRINK trial at ASCO Virtual Scientific Program;

•	Submit Investigational New Drug (IND) application for shRNA-based allogeneic BCMA CAR-T candidate CYAD-211 for the treatment of patients with r/r MM by mid-2020;

•	Begin expansion cohort of CYAD-101 alloSHRINK Phase 1 trial during second half 2020;

•

Report preliminary data from CYAD-01 produced with OptimAb manufacturing process including expansion cohort of Phase 1 THINK and dose-escalation Phase 1 DEPLETHINK trials during second half of 2020; and

•	Report preliminary data from dose-escalation Phase 1 CYCLE-1 trial for CYAD-02 by year-end 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: May 7, 2020	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer